Love Sun Body

Retail | Technology | Lifestyle | Health and Fitness | Social Impact

Innovator of First 100% Natural Mineral Sunscreen Certified Cosmos Natural

LOVESUNBODY.COM WEST ORANGE NEW JERSEY


ECO CERT
COSMOS
NATURAL
love sun body



During a visit to the beach, it became apparent how difficult it was to find a natural sunscreen that was highly effective, didn't incorporate chemicals and wasn't thick or whitening. As a doctor who understood the research about sunscreen chemicals entering our bloodstream and posing health risks, I knew we needed a safer, healthier alternative.

Dr. Terry Zickerman CEO @ Love Sun Body

Why you may want to support us...

1. A certified, safe alternative to unregulated natural products & questionable chemical sunscreens
2. Google searches for mineral sunscreen have increased 100% since 2018
3. +47% revenue YOY from Q2 2018 - 2019, on trend to beat Y2 (despite COVID) only 5 months into Y3
4. Despite 65% retail store closure for 4 months, sales YTD (5 mos) are more than 50% of last year
5. Ramping up digital, e-commerce sales growing 100% MOM and up 30% to last year, with July up 600% YOY
6. International IP on revolutionary sunscreen applicator targeting $1.3B spray sunscreen market
7. Able to capitalize on $20B clean beauty biz with our new certified Cosmos Natural skincare & makeup
8. Expanding to Europe, #1 market for natural products with $3.6B sunscreen market

Why investors ❤ us

WE'VE RAISED $2,275,673 SINCE OUR FOUNDING



FINALLY, a company that invented the most safe and healthy mineral sunscreen formula on earth, for all ages!

LoveSunBody has great new mineral sunscreen and face moisturizer products!

There's no better mineral sunscreen out there healthier for Your skin and safer for Our planet! LoveSunBody hit a home run with their new anti-aging natural face moisturizer-sunscreen. The raspberry seed oil enables quicker drying when applied to your face.

It is always refreshing to recommend healthy products like LoveSunBody to all of my patients. Especially, because I use them.

I've been a practicing chiropractor for 28 years. I really enjoy the fact that Dr. Terry Zickerman not only has a veteran financial NYC

... *read more*

Dr. John Liaci Chiropractor

LEAD INVESTOR | INVESTING $25,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Dr. Terry Zickerman
CEO
Global leader for expertise in natural sunscreen formulation and research of transdermal effects of sunscreen filters and synthetic ingredients.



Amy Rudgard
Head of Marketing
Over 10 years' experience growing emerging beauty brands, including VP, Marketing for Living Proof, Temptu & T3. Developed programs to triple revenue, built multi-million dollar businesses on QVC & created 10 best-selling, award-winning products.



Tracy Aschenbrenner
Head of Sales
Tracy has collaborated with brands to build multi-channel distribution strategies, programming of key accounts through marketing calendars, co-op management, and inventory management.



Julia Labaton
Head of Public Relations
Julia is the recipient of two Top Women in PR Awards by PR News, Julia is a respected public relations professional and PR agency owner with over 25 years of experience counseling national and international beauty clients.



Bryan Vogel
General Council
Bryan is a nationally-recognized trial attorney and globally-recognized IP strategist, represents clients in intellectual property and technology matters throughout the country and the world.



Tyson Benson

General Council

Tyson regularly presents on intellectual property related topics and has been featured in multiple publications for his insight on the nuances of patent law. Tyson has presented on autonomous vehicles and Bayh-Dole compliance.



Brian M. Hand

General Council

Over 30 years of experience representing public and private companies and entrepreneurs across a broad spectrum of legal issues. His areas of practice include mergers and acquisitions, securities offerings, secured finance and corporate governance.

In the news

Downloads

- Love Sun Body Investor Presentation TZ 8.0 8-28-2020 WeFunder.pdf
- Dr. Jonathan Yao - Love Sun Body Endorsement.pdf
- Dr. Brian Brazzo - Love Sun Body Endorsement.pdf
- Dr. Jennifer Zimmerman - Love Sun Body Endorsement.pdf
- Katie Ostrovsky - Love Sun Body Endorsement.pdf

Sunscreen & Skincare that is Safe for Your Body & the Planet


love sun body

I'm Dr. Terry Zickerman and I founded Love Sun Body over a simple conversation with my family about sunscreen while visiting Point Pleasant, NJ.

We were discussing how difficult it was to find a natural sunscreen that actually worked and was safe to use because so many could not deliver sufficient protection and others were still incorporating potentially harmful synthetic chemicals.


THE NEED FOR TRULY EFFECTIVE NATURAL MINERAL SUNSCREENS
Environmental Working Group (EWG) estimates that about half of the 750-plus beach and sport sunscreens we assessed this year are too weak for the European market. To be truly effective at preventing skin damage and skin cancers, U.S. sunscreens need to provide better protection from UVA.
ewg November 2016
"Nearly half of sunscreens tested did not meet their SPF claims; nearly three-quarters of 'natural' sunscreens fell short of the SPF on their labels."
Consumer Reports May 2016
"Many mainstream brands are now adding mineral sunscreen ingredients, rather than reformulating to safe products, they may still contain harmful chemicals, including not only synthetic emollients, preservatives, and fragrance, and chemical sunscreen ingredients too."
Organic authority June 2016
SUN SCREEN 10
SUN SCREEN 30
SUN SCREEN 50
CONTAINS CONFIDENTIAL INFORMATION OF LOVESUNBODY LLC
1

Also, as a doctor, I was already familiar with studies showing sunscreen chemicals may be absorbed into our bodies and the health risk that they may pose (not to mention how bad they can be for the environment). So, we asked ourselves – what if we could create something natural that really worked, that was safe, that people would find easy to use and would be more eco-friendly? **We spent the next 7 years working on it and that's how Love Sun Body was born!**


Love
Sun
Body

Love Sun Body is the only Cosmos Natural certified 100% natural origin mineral sunscreen in the U.S. We like to think that this makes us the most honest, trustworthy, cleanest and safest sunscreen available -- but it's not just us saying it -- the Cosmos Natural certification validates it. Cosmos Natural certification is one of the toughest set of requirements for natural cosmetics in the world. A certified 100% natural origin sunscreen means:

- We use only certified 100% natural ingredients traceable to the source or their origin -- so we know where every single ingredient comes from!

- All of our ingredients are non-GMO, non-toxic and use no synthetic chemicals even during production and processing

- Even our manufacturing process and cleaning products used during production must be certified non-toxic and safe for humans and the environment

- Our packaging labelling claims are reviewed to ensure they are not misleading and our packaging must be recyclable and kept to a minimum

This is why we say Love Sun Body is safe for your body & the planet.

- 

love sun body
50
love sun body
30
ECO CERT
COSMOS NATURAL

Love Sun Body 100% Natural Mineral Sunscreens

- We offer an SPF 30 Moisturizing Mineral Face Sunscreen and SPF 30 and SPF 50 fragrance-free and lightly scented body formulas

- Use only non-nano zinc oxide and titanium dioxide as sunscreen filters

- Have been designed to rub in easily and not leave the white coating typically associated with mineral sunscreens

- Are water-resistant up to 80 minutes and our face sunscreen is clinically proven safe for use on or around the eye area

- Exceed the FDA requirements for sunscreen and meet the even tougher EU regulations, whereby the UVA protection must be 1/3 as potent as the total SPF

- Our formulas were awarded #1 for safety & efficacy by EWG

- Our formulas are hypoallergenic, non-comedogenic, vegan and cruelty-free

- Made in the USA

ECO CERT COSMOS NATURAL

GMO

crueltyfree andvegan

ewg

Within 6 months of our launch, the sunscreen industry experienced two major shakeups -- and we were perfectly positioned to capitalize on both of them.

First, studies revealed that up to 10 chemical sunscreen ingredients were harming the coral reefs around the globe. It was reported that it takes only 1 drop of these chemicals in an Olympic size swimming pool to affect the toxicity levels. Studies also indicated these chemicals may harm marine life such as disrupting reproductive systems of fish.


love sun body
Love Sun Body uses only non-nano zinc oxide and titanium dioxide in its formulas and none of the chemical sunscreen ingredients banned by places like Hawaii and Key West, Florida because of the toxic harm they cause to coral reefs and marine life.
CORAL REEF SAFE

Ultimately, several countries, the state of Hawaii and cities like Key West voted to ban chemical sunscreen ingredients for harming the coral reefs. I even had the honor of attending and speaking at the the meeting in Key West.



Since early 2019, searches for reef safe sunscreen and oxybenzone-free sunscreen have only grown.

The second development came from the FDA. After multiple studies revealed potential health risks from active chemical sunscreen ingredients, the FDA no longer considered these active chemical ingredients as GRASE (or generally regarded as safe and effective) and state more research is needed to confirm their safety.



CHEMICAL SUNSCREENS ARE NOT AS SAFE AS WE THINK
Oxybenzone is one of the most popular chemical sunscreen filters and the EWG has reported that studies show it disrupts hormones and causes skin allergies.
A CDC study of 2500 Americans detected Oxybenzone in 96% of participants' bodies.
The European Union has mostly replaced Oxybenzone, however it still remains in use in the U.S. in 2/3 of all sunscreens.
A study published in The Journal of the American Medical Association (JAMA) in May 2019 examined chemical sunscreen used the correct way for just one day.
It found that the blood concentration levels of 3 chemical ingredients were much higher than originally expected. It showed that these chemicals remained in the body for at least 24 hours after sunscreen use ended, triggering a government safety investigation.
As of Feb. 2019, the FDA stated active chemical sunscreen (category III) ingredients lack sufficient data to be deemed safe & effective.
CONTAINS CONFIDENTIAL INFORMATION OF LOVESUNBODY LLC
1

The FDA has declared minerals like zinc oxide and titanium dioxide as the only safe sunscreen filters. As a result, Google searches for mineral sunscreen have increased 100%.

A Green, Sustainable Company



At Love Sun Body, we are united by our sustainability strategy that is built around pillars that put health and a green initiative at the heart of our work, "Safe for your body and the planet".

Sustainability and Traceability is no longer an option. It is a necessity.

When it comes to sustainability and traceability, all aspects of our operations come into play: sourcing ingredients, packaging, labeling, manufacturing and waste reduction ... all in the name of protecting the climate, the forest, waters and people.

All of our products are biodegradable, all of our packaging is recyclable, minimized and is environmentally friendly. We are actively sourcing new, even more environmentally-friendly packaging for our future product development.

Our manufacturing incorporates natural cleaning ingredients.

At Love Sun Body, we seek to leverage our reach, scale and expertise to effect real change in sustainability issues. Our green activities and initiatives include recycling, manufacturing, socially responsible investments (SRI) that focus on conservation of natural resources, manufacturing, implementation of clean air, and other environmentally conscious business practices.

Research & Development and Intellectual Property

Our accredited independent contract research organization (CRO) and contract development and manufacturing organization (CDMO) collaborator has assisted Love Sun Body with all product development and intellectual property.

Manufacturing

Our contract manufacturer is a world leader in cosmetics R&D and manufacturing, with a state of the art CGMP (**Current Good Manufacturing Practice** regulations enforced by the FDA) facility. The facility has the most advanced technology and exceptional quality control. The facilities team of accomplished scientists' test and manufacture all Love Sun Body's revolutionary formulas.

Our Milestones

We were proud to launch with the leader in the clean beauty movement, Credo Beauty, but throughout 2019, we added many other top clean beauty retailers to our list of distribution partners including: Pharmaca, Follain and Detox Market in the U.S and Canada. This year we added Macy's to our list of retailers.

Four months ago, we entered our 3rd year and despite 65% of all of our retail stores being closed during this period due to COVID (and 2 months during our peak season) we are still on trend to outperform Year 2.

- In just these past 4 months, we've already realized more than 50% of the revenue from Year 2.
- Our pivot and focus on digital marketing has been instrumental in building a profitable and lucrative growth strategy for Love Sun Body go forward.
- We are seeing 100% growth in sales MOM and July will be our best month yet, seeing over 600% growth in revenue as compared to the same month last year. Overall our digital sales revenue has already beaten our total sales revenue from 2019 and is up 30%.
- Adding our new Moisturizing Mineral Face Sunscreen to our assortment provides new opportunities for all year round sales and marketing with a product designed for every day use as a moisturizer with SPF with anti-aging benefits from raspberry seed oil and sunflower oil.



This summer, we established a partnership with the Melanoma Action Coalition and are proud to be their official sunscreen partner. We will be supporting the fundraiser and awareness events and programs of their members with samples and marketing support. See a complete list of members here: https://www.melanomaactioncoalition.org/about-our-members.html


MAC
MELANOMA ACTION COALITION
+
love sun body

Growth Plans

Our future product development will further expand our brand into clean beauty skincare and cosmetics, with products that are designed for use 365 days/year. The global natural cosmetics market is projected to hit $47B by 2024.

Product Line Extensions and Expansion into Skincare & Cosmetics: Our mission is to be the first and only Cosmos Natural certified skincare and cosmetics in the US. We also have additional sunscreen products in development to expand and complete our assortment. These projects are targeted for launch in 2021.

A Breakthrough Invention: We also have a revolutionary invention for self-application and easy delivery of sunscreen that we believe will be not only disruptive to the sunscreen spray industry (worth over $7m) but also present licensing opportunities with major sunscreen manufacturers given our IP protection in over 10 countries. This product is in development, but capital from this raise will help us bring the product to market. Early market research indicates consumer interest:

- 64% of participants positively rated the concept of the device
- this number rose to 77% amongst premium sunscreen users, the main benefit: applying to hard-to-reach areas
- 98% found the concept unique and 2/3 felt it was better than other sunscreen products

Expansion into Europe: Europe is projected to be the largest consumer market for natural cosmetics and they also represent over 30% of the global sunscreen market. We see expansion into Europe in 2021 as an essential to our growth strategy. We are seeking capital for inventory and marketing support of a European roll-out.

Build on Digital Success: We are seeking to invest more in the digital activities that are driving sales while expanding our resources and team to strengthen and optimize our digital marketing and e-commerce business.

Our Team

As CEO, my undergraduate studies focused on biology, chemistry, physics and business. After receiving my doctorate and practicing for several months, I decided to work in finance in New York City. For the next 23 years, I worked as a Senior President for over 10 years at Gruntal, Prudential, UBS and Smith Barney. My career than transitioned to work in institutional sales and research for Citi Smith Barney and Morgan Stanley. While working on Wall Street for 18 years, Love Sun Body was founded upon a conversation on sunscreen application, protection and toxicity. After 6 years of research and development, we created the world's safest and highest quality sunscreens, with no compromise on efficacy and safety, using 100% natural ingredients that are certified to ensure traceability and sustainability. Love Sun Body's products are safe for your body & the planet.

Our board member Dr. Brian Brazzo is graduate of the Harvard Medical School and University of Pennsylvania. Dr. Brazzo is a board-certified ophthalmologist and a fellowship-trained plastic surgeon. His practice is devoted to the most advanced techniques in ophthalmic plastic surgery. Our board member Kevin Gallagher was the President of Croda's Global Personal Care & Actives business. In this capacity, he had P&L responsibility for Croda's Global Personal Care & Actives businesses around the world. In addition, he was President Croda Inc. He also served as a member of the Executive Committee of Croda International Plc. Throughout his 37-year career at Croda, Mr. Gallagher has held diverse roles in R&D and Quality Management, Sales and Marketing.

Our shareholders include UBS and Morgan Stanley executives, a fund manager, medical doctors specializing in plastic surgery, anesthesiology, gastroenterology and private domestic and international investors.

We have an experienced team of beauty industry experts and business leaders shaping and building the future of Love Sun Body. We have had tremendous support and partnership from our award-winning PR agency, RED PR. We have top notch accounting and legal partners -- including one firm focused on protecting our intellectual property. Our head of retail sales began her career at Nordstrom and brings over 20 years expertise selling, marketing and merchandising products to retail customers. Our head of marketing has over 12 years experience driving growth and profitability amongst several industry start ups and emerging brands like T3, Temptu, Living Proof and BIOEFFECT. She has over 10 years experience building multi-million dollar businesses within the world of home shopping at HSN and QVC. She also has a strong track record in product development, having conceived and launched over 10 best-sellers and award-winners, including at least 6 Allure Beauty Breakthroughs.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Invent, manufacture and sell innovative natural sunscreen and skincare that is certified 100% natural origin to the Cosmos Natural standard. Cosmos Natural is one of the world's most rigorous certification processes for natural cosmetics. Amidst a confusing, unregulated natural beauty marketplace, our certification gives customers transparency about our product, ingredients and more – as well ensuring they can trust that our formula is safe for humans and non-toxic to the environment.

Where will your company be in 5 years?

In next 5 years, our goal is to be a profitable business that is one of the top 5 natural sunscreen brands in the U.S. and one of the top 10 skincare brands in the clean beauty space.

Why did you choose this idea?

During a visit to the beach, it became apparent how difficult it was to find a natural sunscreen that was highly effective, didn't incorporate chemicals and wasn't thick or whitening. As a doctor who understood the research about sunscreen chemicals entering our bloodstream and posing health risks, I knew we needed a safer, healthier alternative.

How far along are you? What's your biggest obstacle?

We launched in June 2018 and have introduced 5 different sunscreen formulas for face and body.
We have secured IP in multiple countries on our formulas as well as future innovations for sunscreen application and delivery as well as new products to expand into natural skincare and cosmetics. We have opened over 6 different retailers in the US and Canada. Our biggest obstacle is capital to fund brand-building and digital customer acquisition, the further development of one of our most innovative new products and to purchase inventory to fuel growth and expansion.

Who competes with you? What do you understand that they don't?

Any natural skincare and sunscreen brand is a competitor, however, there are none that are certified 100% natural because so many combine synthetic ingredients with natural ones. With over 60% of consumers reading ingredient labels to avoid “bad” ingredients, we wanted to make a verified 100% natural product the consumer can trust because we know the source or origin of every one of our ingredients. Plus, not only do some of these chemicals pose potential health risks, they can also be harmful to the environment. We know how to create biodegradable, reef-safe formulas that are certified non-toxic to the environment.

How will you make money?

By increasing sales of our existing formulas through digital marketing, retail and international expansion. We also will be expanding into the lucrative skincare and cosmetics categories with the first 100% natural skincare and cosmetics certified Cosmos Natural in the US. We also have a new product in development and protected in over 10 countries that will be a major disruptor in sunscreen application and delivery. It will make it easier to self-apply (even to your back) – in an eco-friendly and effective manner. This not only provides a major opportunity to steal market share from the $1.3 billion sunscreen spray category but also for potential licensing opportunities with other manufacturers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is not having enough capital to fund our business plan: the expansion, inventory, digital marketing and completion of the innovative new products in development that could be game-changers and put Love Sun Body on the map.

How do you justify the 21M valuation?

Love Sun Body's valuation should be viewed with the same valuation as CBD and Biotech multiples. We have extensive IP internationally - with the potential to license to the major players in this space - most of which are pharma companies. In addition, our process of product development falls closer to that of a drug than a cosmetic. The barrier to entry for any pharmaceutical or biotech company in recreating Love Sun Body’s formulas, sustainable sourcing, certification and/or patents, would be 5-7 years. In that same time, a major competitor could purchase majority ownership or acquire Love Sun Body, adding our product line, patents and IP to their global assets and distribution.